Exhibit 6

FOR IMMEDIATE RELEASE	27 June 2016

WPP plc (“WPP”)

Director’s Dealing

WPP was notified today that on 24 June 2016, Ms Nicole Seligman, Non-executive Director of the Company, purchased 500 WPP plc ADRs at an average price of $103.998 per ADR. Following this purchase, Ms Seligman’s holding is now 1,250 WPP ADRs (equivalent to 6,250 ordinary shares).

Contact:

Feona McEwan, WPP

Chris Wade, WPP

+44 (0)207 408 2204

END